Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


Gentlemen:

We were previously principal accountants for Minute Man of America, Inc. and on January 4, 1996, we reported on the consolidated financial statements of Minute Man of America Inc. and consolidated subsidiaries, as of and for the two years ended September 30, 1995. On October 3, 1996 we were dismissed as principal accountants of Minute Man of America, Inc. We have read Minute Man of America Inc.'s statements included under Item 4 of its Form 8-K for October 10, 1996, and we agree with such statements, with the exception of the explanatory paragraph included in our report dated January 4, 1996 that emphasizes a matter regarding the consolidated financial statements

 .

Very truly yours,




Samson, Robbins & Associates, P.L.L.C.
Dallas, Texas
October 10, 1996